EXHIBIT 16.1

December 20, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for Bioject Medical Technologies Inc. (the Company) and, under the date of March 13, 2006, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2005 and 2004.

On December 14, 2006, we were advised by the Company that our appointment as principal accountants was terminated.  We have read the Company’s statements included under Item 4.01 of its Form 8-K dated December 20, 2006, and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statement made in the first paragraph under Item 4.01(a) that the change was approved by the Audit Committee of the Company.

Very truly yours,

/s/ KPMG LLP